Filed Pursuant to Rule 253(g)(2)
File No. 024-11873

FUNDRISE DEVELOPMENT EREIT, LLC

SUPPLEMENT NO. 25 DATED APRIL 22, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 12, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Development eREIT, LLC (“we”, “our” or “us”), dated December 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

V40 Controlled Subsidiary – Brentwood, MD

On November 8, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, NP 114, LLC (the “V40 Controlled Subsidiary”), for a purchase price of approximately $4,120,000, which was the initial stated value of our equity interest in the V40 Controlled Subsidiary (the “V40 Investment”). The V40 Controlled Subsidiary used the proceeds to close on the acquisition of one three-story building totaling approximately 60,000 square feet of gross rentable area on an approximately 32,000 square foot lot located in Brentwood, MD (the “V40 Property”). Details of the acquisition can be found here.

On April 16, 2024, the V40 Controlled Subsidiary sold the V40 Property.